

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 26, 2010

Mr. David W. Thompson
Chairman of the Board and CEO
Orbital Sciences Corporation
21839 Atlantic Boulevard
Dulles, VA 20166

> **Re: Orbital Sciences Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed: February 26, 2010**
> **File No. 1-14279**

Dear Mr. Thompson:

　　　We have completed our review of your filing and have no further comments at this time.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　/s/ Robert Bartelmes

　　　　　　　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　　　　　　　Assistant Director